Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Rockwell Medical, Inc. and Subsidiaries on Form S-8 of our report dated March 30, 2023, with respect to our audits of the consolidated financial statements of Rockwell Medical, Inc. and Subsidiaries as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 appearing in the Annual Report on Form 10-K of Rockwell Medical, Inc. and Subsidiaries for the year ended December 31, 2022. We were dismissed as auditors on April 10, 2023, and accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Chicago, IL

August 14, 2023